

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.
Suite 201, 42 Edward Street
Georgetown, Grand Cayman
P.O. Box 469, KY1-9006
Cayman Islands

> **Re: Oxbridge Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed March 27, 2023**
> **File No. 333-270848**

Dear Jay Madhu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary Term Sheet, page 5

1. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the Founder Shares, the Oxbridge Warrants and the Merger Consideration Warrants at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

2.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Q: May the Sponsor or Oxbridge's directors, officers, advisors or any of their respective affiliates purchase public shares..., page 15

3.   We note you disclose that in connection with the shareholder vote to approve the proposed Business Combination, your sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares and such purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. We also note your disclosure on page 59 that any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Questions and Answers About the Business Combination
Q: Did the Oxbridge Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business..., page 15

4.   We note you disclose that the Oxbridge board obtained a fairness opinion from Stanton Park Advisors LLC. Please provide a clear explanation as to the reason why the fairness opinion was obtained, include the fairness opinion as an annex to the proxy statement/prospectus and include the information required by Item 1015 of Regulation M-A.

Q: How will our Sponsor, directors and officers vote?, page 16

5.   We note your disclosure that your sponsor, directors and officers, who own approximately [68.83]% of your issued and outstanding Class A and Class B Ordinary Shares, have agreed to vote such shares in favor of the Business Combination and the other Proposals. Please revise your disclosure to discuss whether any of the Class A Ordinary Shares would need to be voted in favor of the Business Combination in order for the Business Combination to be approved. In that regard, we note your disclosure on page 51 that, if only the minimum amount of shares needed to establish a quorum are present and all such shares are actually voted on the Business Combination Proposal, none of the outstanding Class A Ordinary Shares would need to be voted in favor of the Business Combination in order for the Business Combination to be approved.

Q: What interests do the current officers and directors have in the Business Combination?, page 16

6.   Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

7.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

8.   Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

9.   We note you disclose that your sponsor, officers and directors have agreed not to redeem any Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination. Please describe any consideration provided in exchange for this agreement.

Q: Do I have redemption rights?, page 18

10.   Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Summary of the Proxy Statement/Prospectus
Conditions To The Closing, page 24

11.   We note you disclose that the Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions. Please revise to clarify each condition that is subject to being waived, state which party may waive such condition and the consequences of any such waiver.

Risk Factors
Jet Token's business and reputation rely on, and will continue to rely on, third parties, page 45

12.   We note you disclose that Jet Token has relied on a third-party app developer to develop the initial versions of its App and Jet Token expects to rely heavily on Cirrus to maintain and operate Jet Token's leased aircraft for charter services. Please revise to clarify the nature of Jet Token's relationship with such third parties, contractual or otherwise.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 73

13.   We noted you have classified the issuance of 7,353,000 Merger Consideration Warrants issued to the Historical Rollover Shareholders as equity with a fair value of $60 million. Please address the following:

   •   Provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
   •   Expand your disclosure on page 196 to address the Merger Consideration Warrants.

14.   Please expand the detail of your Adjustments of Unaudited Pro Forma Condensed Combined Balance Sheet on page 72 to indicate the number of shares/warrants and per share/warrant amount in adjustments D, E and F.

Background of the Business Combination, page 97

15.   Please include disclosure concerning the timeline and extent of your discussions with the ten Other Potential Targets, including the nature of such discussions. Please also explain why, how and when Oxbridge determined the business combination with Jet Token was superior to each Other Potential Target, including Company G and I, and why Oxbridge and Company E chose not to proceed. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.

16.   Please identify the Oxbridge representative that reached out to George Murname of Jet Token and the process by which Oxbridge and Jet Token initiated discussions.

17.   Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of Oxbridge and Jet Token, including the material terms that were discussed, how parties' positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the parties determined the transaction structure, a valuation of $105 million consisting of $45 million of stock and warrants valued at $60 million with a $15 strike price and 10 year duration, the exchange ratio, and the $5 million minimum net cash at close condition.

18.   We note Maxim performed additional services after the IPO, including acting as financial advisor to Oxbridge. We also note that Maxim is entitled to a deferred underwriting discount of $4,025,000 in connection with the IPO. If Maxim is entitled to any additional

fees that are continent on completion of the business combination, please quantify the aggregate fees payable to Maxim that are continent on completion of the business combination.

The Oxbridge Board's Reasons for the Approval of the Business Combination, page 103

19. Please revise to discuss the board's reasons for approving the Business Combination. In addition, please disclose any potentially negative factors that the board considered prior to approving the Business Combination.

Unaudited Prospective Financial Information for Jet Token
Key Financial Metrics, page 104

20. Please correct the references to footnotes (2) and (3). Footnote (2) does not appear to be connected to the appropriate line item and footnote (3) is not presented in the line items.

21. Please expand your disclosure here and in footnote (2) to detail the types of revenues related to the "continued expansion in higher margin revenues otherwise unrelated to the operation of company owned aircraft." In this regard, we note the disclosure regarding the projected revenue sources in the first paragraph on page 106 detailing the proprietary booking platform to arrange private jet travel with third party carriers and the disclosure of Software on page 159.

Material U.S. Federal Income Tax Considerations, page 113

22. We note you disclose that "although not entirely clear," you intend to treat a Holder of a Oxbridge Unit or Jet.AI unit as the owner of the underlying securities. Please expand your disclosure to describe the basis for the uncertainty and include an appropriate risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Jet Token, page 155

23. Please revise your disclosure to clearly quantify and qualify each of the underlying factors that generated variances between the periods presented. Your disclosure should address the full amount of the change between periods for each of your financial statement line items. Refer to Item 303 of Regulation S-K.

24. Please revise your disclosure to provide an analysis of the changes in net cash generated by (used in) operating, investing and financing activities. Your analysis should quantify and qualify each of the underlying factors that generated variances between the periods presented. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350.

25. The second paragraph on page 157 details 2021 revenues of $645,996 and $618,750 totaling $1,264,746. However, total revenues for 2021 in the results of operations is $1,112,195. Please revise, as necessary.

26. It is unclear how unearned revenue for 2022 of approximately $2.3 million detailed in the third paragraph on page 157 relates to deferred revenue at December 31, 2022, which is $933,361 in the balance sheet on page F-23. Additionally, it is unclear if the $1.9 million of recognized revenue and $0.4 million of additional charges are meant to detail how the $2.3 million of unearned revenue was recognized. Please advise or revise your disclosure, as necessary.

Liquidity and Capital Resources, page 158

27. Tell us and disclose how you accounted for the $600,000 of proceeds over the leased cost of one of your HondaJet Elite aircraft in March 2023.

Trend Information, page 160

28. Please provide the source for your industry statements regarding private jet domestic hours flown.

Information About Jet Token, page 161

29. We note Jet Token generates revenue primarily through the sale of fractional and whole interests in aircraft. We note your disclosure on page 161, "This program provides potential owners the ability to purchase a share in a jet at a fraction of the cost of acquiring an entire aircraft. Each 1/5 share guarantees 75 occupied hours of usage per year with 24 hours of notice." Please clearly explain the underlying details of the contracts for the sale of fractional and whole interests in aircraft, including the periods covered by the contracts and any renewal terms. In this regard, explain if the term of the contract with the customer is in perpetuity, has a specified end date or includes a renewal period. If there is a specified end date for each contract, please clarify if you sell the ownership interest to another customer after the initial customer's contract ends. To the extent the contract terms are in perpetuity or include renewal terms, please tell us how you consider increases to customer rates or fees in future periods. If there are other details of the contracts we have not addressed, please disclose those.

Strategy
Blockchain Pivot, page 163

30. Please revise to provide context for your blockchain network proposal disclosure and include appropriate risk factor disclosure. In addition, we note you state that you have constructively engaged off and on for the past three years with the FinHub division of the SEC. Please discuss in greater detail the timing of such discussions, including the last time any such discussions were had.

Our Aircraft, page 166

31.   Please revise to provide the basis for the statement that you estimate that thirty calendar days per year (due to holidays, major sporting events) it is difficult, if not impossible, to fly private without the guaranteed access provided by a jet membership program such as Jet Token's.

32.   We note you disclose that Jet Token acquired four HondaJet Elite aircraft, with only three having been delivered, and that after receipt of an unsolicited offer for the purchase of a HondaJet Elite, it was determined that the sale of the aircraft would offer a net benefit to Jet Token stakeholders. Please expand your disclosure to describe in greater detail Jet Token's aircraft fleet, including ownership and leasing arrangements, operation of such aircrafts and the expected delivery of any future aircraft or sale of the same.

Share Purchase Agreement, page 169

33.   Please revise to disclose the material terms of Jet Token's share purchase agreement with GEM Yield LLC SCS and GEM Yield Bahamas Limited for up to $40,000,000 aggregate value of shares of Jet Token common stock, including the pricing formula. Please also revise your filing to disclose the potential dilutionary effects the purchase share agreement may have on holders of Jet.AI common stock and include appropriate risk factor disclosure.

Executive Compensation
Additional Narrative Disclosure, page 183

34.   We note you disclose that retirement contributions made on behalf of named executive officers for fiscal year 2022 are disclosed in the notes to the Summary Compensation Table, but we are unable to locate the same. Please revise or advise.

Index to Financial Statements
Consolidated Financial Statements of Jet Token, Inc.
Notes to Consolidated Financial Statements
Note 1. Organization and Nature of Operations, page F-27

35.   Please clarify your current status related to your tokenization of flight hours. We note your disclosure that you "intend to combine concepts from fractional jet and jet card programs with lessons learned from building blockchain currencies." Please address the following:

   •   Clarify and revise your disclosure to clearly state the current status of your intention to tokenize flight hours under fractional jet and jet card programs.
   •   You disclose tokenization offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher fleet utilization. Please further clarify why you believe tokenization will reduce transaction costs and increase fleet

> utilization and revise your disclosure accordingly.
> - Clarify if you have received blockchain currencies, such as Bitcoin, as payment to date.
> - We note you disclose that blockchain currency is "promptly" converted to fiat currency prior to confirming booking. To the extent you have received blockchain currencies as payment, please tell us the time from receipt of the blockchain currency to conversion to fiat currency.
> - Clarify if you have recorded digital assets on your balance sheet as of December 31, 2021 or 2022. To the extent you have recorded digital assets, please tell us how you valued the assets initially and on an ongoing basis.

Note 2. Summary of Significant Accounting Policies, page F-27

36. Please address the following accounting policies:

   - On page 163, you disclose certain costs are passed through to customers, such as excess fuel costs non-standard catering, certain landing, ramp parking and de-icing fees. Please tell us how you record these pass-through costs, citing the relevant accounting guidance that supports your accounting. Please also revise your footnote disclosure to address these pass-through costs.
   - We note your disclosure on page 167 that you entered into an Executive Aircraft Management and Charter Services Agreement with Cirrus pursuant to which Cirrus has agreed to provide for the management, operation, and maintenance of our aircraft. Please tell us the types of expenses incurred related to your agreements with Cirrus and expand your disclosure to quantify these costs, if material.
   - You disclose on page 46 that you rely on third-party Internet, mobile, and other products and services to deliver mobile and web applications and flight management system offerings to customers. Please tell us how you record the expenses related to your App and third-party software and expand your disclosure to quantify these costs, if material.
   - Please revise to add an accounting policy to address the expenses included in your cost of sales expense.
   - Please revise to provide an accounting policy for advertising costs, as required by ASC 720.

Revenue Recognition, page F-29

37. Please present separate disclosure for each type of revenue (fractional ownership program, jet card program and ad hoc bookings) rather than combining the disclosure all in one paragraph. The current disclosure is disjointed and difficult to follow. In this regard, disclose how each aspect of the specific revenue is recorded and when, applying the guidance of ASC 606. Also, revise MD&A to disclose revenue in a similar manner.

38.   We note you recorded $17.2 million of revenue for the year ended December 31, 2022 from fractional or whole aircraft sales. You disclose in footnote 1, the fractional ownership program consists of an initial buy-in or upfront fee and a fixed hourly rate for flight hours. On page 161, you state the program consists of an initial up-front fee, a monthly fee, and a fixed hourly rate on the jet. On page 163, you disclose the program consists of an initial down payment, progress payments and a delivery payment. Clarify the fees to be incurred by a customer when participating in the fractional ownership program and revise your disclosures to be consistent throughout the filing.

39.   Please provide an analysis that addresses your consideration of recognizing revenue over time versus at a point in time for your fractional ownership programs, jet card programs and ad hoc charters, in accordance with ASC 606-10-25-23 through 25-30. Revise your footnote disclosure to clarify.

40.   Please tell us and revise you disclosure to address if your customer contracts include terms that may result in variable consideration, such as discounts or rebates and how you have considered the related accounting requirements in accordance with ASC 606-10-32-5 through 32-10. Please also address how you considered the requirement to record a refund liability.

41.   Please revise your disclosure to clarify if you record revenue on a gross or net basis. In addition, please provide an analysis supporting your determination, including specific factors considered in applying the guidance in FASB ASC 606-10-55-36 through 55-40.

42.   Please expand your revenue recognition disclosure to include:

   • The contract asset and contract liability balances in accordance with ASC 606-10-50-8 through 50-10.

   • Information about the performance obligations in your contracts with customers. Please specifically address the significant payment terms, obligations for refunds and types of warrants and related obligations that are included in your contracts with customers in accordance with ASC 606-10-50-12.

43.   Please revise your filing to provide the segment information and required disclosures required by ASC 280-10-50.

Note 5. Commitments and Contingencies
Operating Lease, page F-33

44.   Please revise to indicate the accounting for the the $690,000 maintenance reserve.

45.   We note that you entered into a lease in April 2022, exercised the purchase option in May 2022, and then sold the aircraft in June 2022, resulting in proceeds of $1.2 million over the lease cost. Tell us and disclose the accounting for this purchase, sale and excess proceeds.

Note 8. Subsequent Events, page F-37

46.   You disclose since January 2023, you have partnered with Cirrus to have joint ownership of 380 Software LLC, which supplies the technology to sell individual seats on empty legs on the Cirrus fleet of aircraft. Please explain how you are accounting for this joint venture, including if 380 Software LLC will be recorded as a subsidiary, by expanding your subsequent events footnote.

Exhibits

47.   Please ensure you disclose the material terms of and file all of the exhibits required by Item 601(b)(10) of Regulation S-K, such as the agreements governing governing Jet Token's HondaJet aircraft leasing arrangements, Jet Token's Executive Aircraft Management and Charter Services Agreement with Cirrus, any agreements pursuant to which Jet Token sells jet cards for Cirrus's aircraft, the GEM Share Purchase Agreement and Registration Rights Agreement, Mr. Murname's employment agreement and Mr. McNulty's Offer Letter. Please also file a form of your preliminary proxy card.

General

48.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

49.   Please include Annexes B, C and D in your filing.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Kimberly Calder, Assistant Chief Accountant. at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Frost